Exhibit (a)(1)(H)

BIONIK LABORATORIES CORP.

June 21, 2017

To the Holders of the Original Warrants:

This letter is to advise you that on June 21, 2017, the Company filed with the Securities and Exchange Commission Amendment No. 2 to Schedule TO, a copy of which can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov, with respect to the offer to you, as a holder of certain warrants to purchase common stock of the Company (the “Original Warrants”), to amend and exercise such Original Warrants at a reduced exercise price of $0.25 per share of Common Stock, subject to the terms and conditions set forth in the “Offer to Amend and Exercise Warrants to Purchase Common Stock of Bionik Laboratories Corp.” dated as of May 25, 2017, as amended (the “Offer”). All terms not defined in this letter shall have the meanings set forth in the Offer. The terms of the Offer are more fully described in the Offering Materials previously mailed to you on or about May 25, 2017 and June 15, 2017.

The Offer, scheduled to expire on June 22, 2017 at 11:59.59 p.m. (Eastern time), has been extended to June 27, 2017 at 11:59.59 p.m. (Eastern time), unless this offer period is further extended as set forth in the Offer. If you change your mind and do not want to participate in the Offer, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date, which is now June 27, 2017 at 11:59.59 p.m. (Eastern time).

The Company, which has disclosed in the Offer that its stock trades on the OTCQX Market, notified the OTCQX Market that it does not expect to meet the net tangible asset test required for continued listing on the OTCQX Market when it files its Annual Report on Form 10-K expected on or about June 29, 2017. The Company intends to apply for listing on the OTCQB Venture Market.

The Offering Materials previously mailed to you on or about May 25, 2017 and June 15, 2017, together with the amended Schedule TO, provide information regarding the Offer and how you can participate. We recommend that holders of the Original Warrants review the Schedule TO, as amended, including the exhibits, and the Company’s other materials that have been filed with the SEC and can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov before making a decision on whether to participate in the Offer to Amend and Exercise.

Thank you for your time in reviewing this opportunity.

Very truly yours,

Peter Bloch
Chairman and Chief Executive Officer